11:01 AM
05/23/24
Accrual Basis

KOSHER TABLE, INC
Profit & Loss
January through December 2023

		Jan - Dec 23
Ordinary Income/Expense		
Income		
Revenue		
Bakery-Challah Retail	72,683.10	
Bakery Challah-Institutions	133,362.29	
Bakery Challah-Local Market	23,636.27	
Bakery Challah-Wholesale	46,396.80	
Catering	14.43	
Delivery Income	710.84	
Pastry Wholesale	3,450.00	
Tablet Sales-UBER,Doordash,Grub	6,305.59	
Total Revenue		286,559.32
Total Income		286,559.32
Cost of Goods Sold		
Cost of Goods Sold		
Bakery	83,208.15	
Catering Expense	42,411.30	
Commision Exp	1,275.88	
Ingredients- Produce	4,448.20	
Ingredients-Dry Goods	16,577.23	
Ingredients-Raw Grains	21,658.51	
Packaging	12,107.75	
Total Cost of Goods Sold		181,687.02
Total COGS		181,687.02
Gross Profit		104,872.30
Expense		
Advertising & Marketing		587.78
Automobile Expense		2,331.79
Insurance Expense		1,670.00
Linnen & Uniforms		2,964.23
Meals and Entertainment		641.72
Office Supplies		1,583.93
Other Misc		1,169.14
Payroll Expenses		
Payroll-Salaries	26,789.00	
Payroll - Officer	12,000.00	
Payroll Taxes	4,203.04	
Payroll Expenses - Other	0.00	
Total Payroll Expenses		42,992.04
Pest Control		2,420.00
Professional Fees		4,692.68
Rent Expense		23,060.00
Repairs and Maintenance		6,632.89
Shipping & Postage		49.81
Telephone & Internet		1,066.28
Utilities		
Gas	6,167.48	
Waste Disposal	4,640.07	
Water & Power	15,644.27	
Total Utilities		26,451.82
Total Expense		118,314.11
Net Ordinary Income		-13,441.81
Net Income		**-13,441.81**

11:02 AM
05/23/24
Accrual Basis

KOSHER TABLE, INC
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Petty Cash	1,119.98
US Bank Reg Checking-0363	5,457.62
Total Checking/Savings	6,577.60
Accounts Receivable	
Accounts Receivable	24,612.39
Total Accounts Receivable	24,612.39
Other Current Assets	
Undeposited Funds	2,547.59
Total Other Current Assets	2,547.59
Total Current Assets	33,737.58
Fixed Assets	
Furniture and Equipment	59,000.00
Total Fixed Assets	59,000.00
Other Assets	
AR Zero-out Cash Basis	376.00
Total Other Assets	376.00
TOTAL ASSETS	**93,113.58**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	22,144.73
Total Accounts Payable	22,144.73
Credit Cards	
APPLE CARD	5,972.77
Total Credit Cards	5,972.77
Other Current Liabilities	
AP Zero-out Cash Basis(don't us	12,656.15
Loan Payable to A.Cohen	66,781.74
Total Other Current Liabilities	79,437.89
Total Current Liabilities	107,555.39
Total Liabilities	107,555.39
Equity	
Capital Stock	-1,000.00
Net Income	-13,441.81
Total Equity	-14,441.81
TOTAL LIABILITIES & EQUITY	**93,113.58**

KOSHER TABLE, INC
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-13,441.81
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-24,612.39
Accounts Payable	22,144.73
APPLE CARD	5,972.77
AP Zero-out Cash Basis(don't us	12,656.15
Loan Payable to A.Cohen	66,781.74
Net cash provided by Operating Activities	69,501.19
INVESTING ACTIVITIES	
Furniture and Equipment	-59,000.00
AR Zero-out Cash Basis	-376.00
Net cash provided by Investing Activities	-59,376.00
FINANCING ACTIVITIES	
Capital Stock	-1,000.00
Net cash provided by Financing Activities	-1,000.00
Net cash increase for period	9,125.19
Cash at end of period	**9,125.19**